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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _______________________

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                       Date of Report: December 22, 2003


                              CEMEX, S.A. de C.V.
                              ___________________

             (Exact name of Registrant as specified in its charter)


                                  CEMEX Corp.
                              ___________________

                (Translation of Registrant's name into English)


                             United Mexican States
                             ______________________

                (Jurisdiction of incorporation or organization)


          Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                     Garza Garcia, Nuevo Leon, Mexico 64000
                     ______________________________________

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F _____
          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X
                       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    CONTENTS

     1. Press release issued by CEMEX, S.A. de C.V., dated December 18, 2003, providing guidance with respect to its projected earnings for the fourth quarter of 2003 (attached hereto as exhibit 1).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 CEMEX, S.A. de C.V.
                                                 ----------------------------
                                                 (Registrant)



Date:    December 22, 2003             By:       /s/ Rafael Garza
         -----------------                       ----------------------------
                                                 Name:  Rafael Garza
                                                 Title:    Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------

1 Press release issued by CEMEX, S.A. de C.V., dated December 18, 2003, providing guidance with respect to its projected earnings for the fourth quarter of 2003.

                                                                     EXHIBIT 1

  MEDIA RELATIONS           INVESTOR RELATIONS            ANALYST RELATIONS
    JORGE PEREZ             ABRAHAM RODRIGUEZ               RICARDO SALES
 (52 81) 8888-4334          (52 81) 8888-4262               (212) 317-6008


                               [Graphic omitted]



                          CEMEX PROVIDES GUIDANCE FOR
                           THE FOURTH QUARTER OF 2003

MONTERREY, MEXICO, December 18, 2003 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending December 31, 2003 in excess of US$500 million, an increase of 20% versus the year earlier period, while operating income is expected to exceed US$340 million. EBITDA for the full year 2003 is expected to exceed US$2.07 billion. The increase in EBITDA and operating income is due in part to lower operating costs and administrative expenses achieved as a result of recent investments and expense containment efforts.

For the fourth quarter, CEMEX expects to achieve revenue of more than US$1.7 billion, translating into full year revenue in excess of US$7.0 billion. Free cash flow for the quarter is expected to exceed US$210 million, while for the full year 2003, free cash flow is expected in excess of US$1.08 billion.

The ratio of net debt to EBITDA at the end of the year is expected to be about
2.7 times, while the ratio of EBITDA to financial expenses (including preferred dividends) is estimated to exceed 5.2 times.

Rodrigo Trevino, Chief Financial Officer, said: "We are pleased with our performance for the quarter and the full year, as we expect to exceed our original guidance in both EBITDA and free cash flow for the year, and achieve our targeted capital structure ratios ahead of schedule. These results benefited from our continued cost containment efforts undertaken during the year, which have significantly contributed to our operating performance. Going forward, we maintain our preference for applying our free cash flow to reduce net debt to further strengthen our balance sheet, providing us with greater financial flexibility until accretive investment opportunities arise".

For the fourth quarter, CEMEX Mexico's domestic gray cement volume is expected to remain flat versus the same quarter a year ago and is expected to be 3% higher for the full year 2003 versus 2002. Demand from the public works and social housing sectors remains at a high level, while the self construction sector continues to provide moderate growth.

Cement sales volumes for CEMEX's operations in the United States are expected to increase 11% in the fourth quarter versus the same quarter of last year. The acquisition of the Dixon-Marquette Cement plant, which began to be consolidated as of this fourth quarter of 2003, is estimated to account for about 4 percentage points of the 11% increase expected for the quarter. Full year 2003 cement volumes are expected to increase 2% versus 2002, including volumes from the Dixon-Marquette Cement plant. The public works and residential sectors continue to be the main drivers of demand, while the industrial and commercial sector, which exhibited a downward trend during the first half of the year, has now stabilized compared to last year.

Cement sales volumes for CEMEX's operations in Spain are expected to grow by about 4% versus the fourth quarter of last year and 4% for full year 2003 compared to 2002. The main drivers of cement demand continue to be a strong residential sector, fueled by a favorable interest rate environment, and a healthy public sector.

Guidance numbers are calculated on the basis of market close exchange rates as of December 18, 2003.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

                                   -- ### --

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.